Exhibit 99.50

EXECUTION VERSION

MIDAS GOLD CORP.

IDAHO GOLD RESOURCES COMPANY, LLC

PAULSON & CO. INC.

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

March 17, 2020

TABLE OF CONTENTS

Section 1 GENERAL		2

1.1	Definitions	2
1.2	Recitals and Schedules	6
1.3	Headings	6
1.4	Gender and Number	7
1.5	Currency	7

Section 2 INVESTOR APPROVAL RIGHTS		7

2.1	General Approval Rights	7
2.2	Approval Request Procedure	8
2.3	No Fee or Other Consideration	8
2.4	Three-Year Budget	8
2.5	Information and Reporting	9
2.6	Confidentiality of Records	9

Section 3 COMPOSITION AND BOARD MATTERS		9

3.1	Board Composition and Representation	9
3.2	Board Matters	11
3.3	Board Operations	12

Section 4 PARTICIPATION RIGHT GRANTED BY THE CORPORATION		13

4.1	Exercise of Participation Right	13
4.2	Excluded Securities	15

Section 5 REGISTRATION RIGHTS		15

5.1	Demand Registration Rights	15
5.2	Piggyback Registrations	17
5.3	Expenses	18
5.4	Other Sales	18
5.5	Future Registration Rights	19
5.6	Preparation; Reasonable Investigation	19
5.7	Underwriting or Agency Agreements	19

Section 6 FUTURE FINANCINGS		20

6.1	Future Financings	20

Section 7 JOINDER		21

7.1	Joinder	21

Section 8 COVENANTS OF THE INVESTOR		21

8.1	Standstill	21
8.2	Notification	22

Section 9 MISCELLANEOUS		22

9.1	Governing Law; Specific Performance	22
9.2	Statements as to Factual Matters	22
9.3	Amendments	22
9.4	Successors and Assigns	22
9.5	Entire Agreement	23
9.6	Severability	23
9.7	Delays or Omissions	23
9.8	Notices	23
9.9	Counterparts	25

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT is made as of the 17th day of March 2020.

AMONG:

MIDAS GOLD CORP., a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as the “Corporation”)

– and –

IDAHO GOLD RESOURCES COMPANY, LLC, a limited liability company existing under the laws of the State of Idaho

(hereinafter referred to as “Idaho Gold”)

– and –

PAULSON & CO. INC., a corporation existing under the laws of the State of Delaware, on behalf of several investment funds and accounts managed by it

(hereinafter referred to as the “Investor”)

WHEREAS

A.	On or about March 17, 2016, the Investor purchased C$34,502,500.13 of 0.05% senior unsecured convertible notes of Idaho Gold (“2016 Notes”) convertible into common shares of the Corporation (“Common Shares”) on a private placement basis (the “2016 Note Offering”);

B.	The Investor has agreed to purchase and additional C$47,600,000 of 0.05% senior unsecured convertible notes of Idaho Gold (the “2020 Notes” and, together with the 2016 Notes, the “Notes”) effective as of the date hereof (the “2020 Note Offering”); and

C.	In connection with, inter alia, the closing of each of the 2016 Note Offering and the 2020 Note Offering, the Corporation and Idaho Gold have agreed to grant certain rights to the Investor as set forth herein.

NOW THEREFORE, in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree hereto as follows:

Section 1
GENERAL

1.1	Definitions

As used in this Agreement the following terms shall have the following respective meanings:

(a)	“2016 Note Offering” has the meaning set forth in the recitals hereto;

(b)	“2020 Note Offering” has the meaning set forth in the recitals hereto;

(c)	“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more Persons Controls, or is Controlled by, or is under common Control with, such specified Person;

(d)	“Agreement” means this investor rights agreement among the Corporation, Idaho Gold and the Investor and all schedules hereto, as well as any amendment or modification which might be made or added hereto in writing as permitted by Section 9.3 from time to time;

(e)	“Board” means the board of directors of the Corporation;

(f)	“Board Designee” has the meaning set forth in Section 3.1(b);

(g)	“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of British Columbia;

(h)	“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which the Corporation is a reporting issuer (or analogous status);

(i)	“Canadian Securities Laws” means all applicable Canadian securities laws, the respective regulations, rules and orders made thereunder, and all applicable policies and notices issued by the Canadian Securities Authorities in the applicable jurisdictions in Canada;

(j)	“Chair” has the meaning set forth in Section 3.1(h);

(k)	“Change of Control” means and shall have occurred if, and only if:

(i)	there is any sale of all or substantially all of Idaho Gold’s or the Corporation’s assets or business to another Person or Persons pursuant to one or a series of transactions;

(ii)	at any time any Person or Persons acting jointly or in concert directly or indirectly beneficially own in the aggregate more than 50% of the outstanding voting securities of Idaho Gold or the Corporation; or

(iii)	Idaho Gold or the Corporation completes an acquisition, share exchange, amalgamation, consolidation, merger, arrangement or other business combination and the members of Idaho Gold or the Shareholders immediately prior to the completion of such transaction, as applicable, hold in the aggregate less than 60% of the votes attaching to the equity securities of the resulting or remaining parent company immediately after completion of such transaction.

For greater certainty, the term “Person or Persons” as used in this definition of “Change of Control” does not include Subsidiaries of the Corporation or Idaho Gold.

(l)	“Closing Date” means the closing date of the 2016 Note Offering;

(m)	“Common Shares” has the meaning set forth in the recitals hereto;

(n)	“Control”, “Controlled by” and “under common Control with”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise;

(o)	“Corporation” has the meaning set forth in the preamble hereto;

(p)	“Demand Registration” has the meaning set forth in Section 5.1;

(q)	“Designated Registrable Securities” has the meaning set forth in Section 5.1;

(r)	“Distribution” means a distribution of Registrable Securities to the public by way of a Prospectus under Canadian Securities Laws in any applicable jurisdictions in Canada;

(s)	“Equity Securities” has the meaning set forth in Section 4.1(a);

(t)	“Excluded Securities” has the meaning set forth in Section 4.2;

(u)	“FNV Royalty Agreement” has the meaning set forth in Section 2.1(e);

(v)	“Fully Diluted Basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares were exercised, including (without limitation) all Common Shares issuable upon the conversion of the Notes, and excluding, for the purposes of this calculation, all Common Shares issuable upon the conversion of any options under the Stock Option Plan or any other stock incentive plan;

(w)	“Guarantee Agreement” means the guarantee indenture of even date herewith entered into among the Corporation, Idaho Gold and Computershare Trust Company of Canada pursuant to which, among other things, the Corporation has fully and unconditionally guaranteed the obligations of Idaho Gold under the Notes, including any amendment or supplement thereto;

(x)	“Idaho Gold” has the meaning set forth in the preamble hereto;

(y)	“Investor” has the meaning set forth in the preamble hereto;

(z)	“Investor Diluted Basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all Common Shares issuable upon the conversion of the Notes then held by Investor were issued, and excluding, for the purposes of this calculation, all Common Shares issuable upon the conversion of any Notes not held by Investor and any options under the Stock Option Plan or any other stock incentive plan;

(aa)	“Lead Director” has the meaning set forth in Section 3.1(h);

(bb)	“Losses” has the meaning set forth in Section 5.7(b);

(cc)	“Merger” has the meaning set forth in Section 8.1(b);

(dd)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended from time to time, and any successor legislation;

(ee)	“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended from time to time, and any successor legislation;

(ff)	“Notes” has the meaning set forth in the recitals hereto;

(gg)	“Participation Right” has the meaning set forth in Section 4.1(a);

(hh)	“Participation Right Acceptance Notice” has the meaning set forth in Section 4.1(c);

(ii)	“Participation Right Notice Period” has the meaning set forth in Section 4.1(c);

(jj)	“Participation Right Offer Notice” has the meaning set forth in Section 4.1(b);

(kk)	“Parties” means, collectively, the Corporation, Idaho Gold and the Investor;

(ll)	“Permitted Assign” shall mean any Affiliate of the Investor including, without limitation, any member, partner, shareholder or former member, partner or shareholder of the Investor;

(mm)	“Person” means any individual, corporation or company with or without share capital, partnership, joint venture, association, trust, unincorporated organization, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(nn)	“Piggyback Registrable Securities” has the meaning set forth in Section 5.2;

(oo)	“Piggyback Registration” has the meaning set forth in Section 5.2;

(pp)	“Process for Prospectus Reviews” means process for prospectus review provided for under National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions;

(qq)	“Proposed Offering” has the meaning set forth in Section 4.1(a);

(rr)	“Prospectus” means a preliminary prospectus, an amended preliminary prospectus or a final prospectus of the Corporation in respect of its securities which has been filed with the applicable Canadian Securities Authorities, including all amendments and all supplements thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein;

(ss)	“Receipt” means a final receipt, decision document or similar notice or document issued in respect of a Prospectus by a Canadian Securities Authority in accordance with the Process for Prospectus Reviews;

(tt)	“Register”, “Registered” and “Registration” unless the context requires otherwise, refers to the filing of a Prospectus for the purposes of qualifying Registrable Securities under Canadian Securities Laws for Distribution in each of the provinces and territories of Canada in which the Corporation is a reporting issuer (or analogous status);

(uu)	“Registrable Securities” means:

(i)	any Common Shares;

(ii)	any additional securities of the Corporation issued to or held by the Investor; and

(iii)	any securities of the Corporation issued in exchange for or in replacement of the securities referred to in clauses (i) and (ii) above;

(vv)	“Registration Expenses” means all expenses incurred by the Corporation in connection with a Registration, including (without limitation): (i) all fees, disbursements, expenses and commissions payable to any underwriter for an underwritten offering, agent for an agency offering or their respective counsel; (ii) all fees, disbursements and expenses of counsel and the auditor to the Corporation; (iii) all expenses in connection with the preparation, translation, printing and filing of any Prospectus, and the mailing and delivering of copies thereof; (iv) all qualification or filing fees of any Canadian Securities Authority; (v) all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by the Corporation in connection with a Registration; (vi) all fees and expenses payable in connection with the listing of any Registrable Securities on each stock exchange on which the Common Shares are then listed; (vii) all printing, copying, mailing, messenger and delivery expenses; (viii) all expenses reasonably incurred by the Investor in connection with the Registration, including all reasonable fees, disbursements and expenses of the Investor’s counsel, independent public accountants and other advisors; and (ix) all costs and expenses associated with the conduct of any “road show” related to such Registration;

(ww)	“Request” has the meaning set forth in Section 5.1(a);

(xx)	“Securities Act” means the Securities Act (British Columbia) and the rules and regulations promulgated thereunder, as amended from time to time, and any successor legislation;

(yy)	“Shareholders” means the shareholders of the Corporation;

(zz)	“Stibnite Gold Project” means the Stibnite Gold Project of the Corporation, located in the Stibnite-Yellow Pine mining district in central Idaho;

(aaa)	“Stock Option Plan” means the existing stock option plan of the Corporation, last approved by the Shareholders on May 14, 2014;

(bbb)	“Subsidiary” means, with respect to a corporation or limited liability company (the “Parent Corporation”), a corporation or limited liability company that is (a) Controlled by the Parent Corporation, (b) Controlled by one or more corporations or limited liability companies each of which is Controlled by the Parent Corporation, or (c) a Subsidiary of a corporation or limited liability company that is the Parent Corporation’s Subsidiary, and for certainty, with respect to the Corporation, includes Idaho Gold;

(ccc)	“Three-Year Budget” means the three-year budget for the Corporation and its Subsidiaries as agreed to by the Investor and the Corporation prior to the closing of the 2016 Note Offering;

(ddd)	“TSX” means the Toronto Stock Exchange; and

(eee)	“U.S. Securities Act” shall mean the United States Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended from time to time, and any successor legislation.

1.2	Recitals and Schedules

The recitals and following schedules form an integral part of this Agreement:

Schedule A – Form of Indemnity Agreement

Schedule B – Registration Procedures

1.3	Headings

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect in any way the construction or interpretation of this Agreement.

1.4	Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.5	Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in the currency of Canada.

Section 2
INVESTOR APPROVAL RIGHTS

2.1	General Approval Rights

As long as the Investor, together with its Affiliates, owns in the aggregate 20% or more of the issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes) on a Fully Diluted Basis, the Corporation shall not, without the prior written approval of the Investor, acting reasonably:

(a)	voluntarily delist from any stock exchange where its securities are listed;

(b)	amend or propose any amendment to the Guarantee Agreement;

(c)	subordinate the Notes or permit the Notes to be subordinated to any other indebtedness of the Corporation or Idaho Gold;

(d)	incur, or permit any Subsidiary of the Corporation to incur, any indebtedness or to guarantee any indebtedness, except as set forth below; or

(e)	incur, or permit any Subsidiary of the Corporation to incur, any lien, claim or security interest on the assets of the Corporation or any Subsidiary of the Corporation, including (without limitation) royalty agreements, streaming agreements or long-term offtake agreements, other than: (i) security interests granted in connection with statutory obligations or otherwise in favour of a public authority; (ii) the 1.7% net smelter returns royalty granted to a Subsidiary of Franco-Nevada Corporation, which is secured by, among other things, a continuing security interest and first priority lien on collateral, evidenced by a mortgage and the recording of a royalty deed and memorandum of royalty agreement in respect of the royalty agreement (the “FNV Royalty Agreement”) dated as of May 7, 2013, as amended, among the Corporation, Midas Washington Gold, Inc., MGI Acquisition Corporation, Idaho Gold (formerly known as Idaho Gold Holding Company), Idaho Gold Resources, LLC, Midas Gold Idaho, Inc. and Franco-Nevada Idaho Corporation; (iii) a Permitted Encumbrance (as such term is defined in the FNV Royalty Agreement on the date hereof); or (iv) the loan contract and security agreement between a Subsidiary of the Corporation and John Deere Construction and Forestry Company for a John Deere Excavator 210GLC.

Notwithstanding paragraphs 2.1(d) and 2.1(e) above, the Corporation and its Subsidiaries may incur indebtedness represented by capital lease obligations or purchase money obligations with respect to assets, in each case, for the purpose of financing all or any part of the purchase price of equipment used in the business of the Corporation or its Subsidiaries, which financing shall: (i) not exceed an aggregate of C$2 million in the principal amount; (ii) be non-recourse to the obligor; and (iii) be secured solely by such assets.

2.2	Approval Request Procedure

In order to obtain the prior approval of the Investor required under Section 2.1, the Corporation shall send to the Investor a notice explaining the action requiring its consent, along with all reasonable documentation and information that is available to the Corporation and that is necessary to make a decision or that is reasonably requested by the Investor. The Investor agrees to use its reasonable commercial efforts to inform the Corporation of its decision regarding the matter within five (5) Business Days after receiving the request and applicable documentation and information unless such request from the Corporation indicates that such consent is required within a shorter period of time, in which case the Investor shall use its commercially reasonable efforts to inform the Corporation of its decision regarding the matter within such shorter period of time.

2.3	No Fee or Other Consideration

The Investor shall not be entitled to any fee or other consideration for providing its consent to any of the matters described under Section 2.1.

2.4	Three-Year Budget

(a)	The Corporation and the Investor hereby agree that the Three-Year Budget shall become effective immediately following the closing of the 2016 Note Offering.

(b)	In the event of a material adverse change:

(i)	in respect of the price of gold, which shall be deemed to have occurred should the price of gold fall below US$1,000 per ounce for more than 30 consecutive trading days; or

(ii)	in the outlook for the permitting of the Stibnite Gold Project as agreed to by the Corporation and the Investor, each acting reasonably,

the Three-Year Budget shall no longer apply and a revised budget for the Corporation and its Subsidiaries shall be prepared by management of the Corporation (a “Revised Budget”) and submitted for approval to the Board in accordance with Section 3.2 within thirty (30) days of the determination that such a material adverse change has occurred in accordance with this Section 2.4(b). At the discretion of the Board, such Revised Budget may suspend or cease the permitting process and related activities and expenditures (provided that the Corporation shall in all cases continue to meet its obligations in respect of property holding costs, environmental/permit compliance, maintaining its listing on the TSX and other statutory obligations).

2.5	Information and Reporting

As long as the Investor, together with its Affiliates, owns in the aggregate 10% or more of the issued and outstanding Common Shares on a Fully Diluted Basis, the Corporation agrees to furnish the Investor such information regarding the operations, business, affairs and financial condition of the Corporation as the Investor may, from time to time, reasonably request, subject to confidentially obligations existing between the Corporation and the Investor from time to time and obligations and restrictions under Canadian Securities Laws and applicable United States securities laws.

2.6	Confidentiality of Records

The Investor agrees to use, and to use its commercially reasonable efforts to ensure that its authorized representatives use, the same degree of care as the Investor uses to protect its own confidential information to keep confidential any information regarding the operations, business, affairs and financial condition of the Corporation as furnished by the Corporation to the Investor which the Corporation identifies as being confidential (so long as such information is not in the public domain), except that the Investor may disclose such confidential information (i) to any Affiliate of the Investor for the purpose of evaluating its investment in the Corporation as long as such Affiliate is advised of the confidential nature of such information and agrees to keep such information confidential, (ii) if requested or compelled by law, regulatory authority or other applicable judicial or governmental order, depositions, interrogatories, requests for information or documents in legal or administrative proceedings, or subpoena, civil investigative demand or other similar process (“Legally Required”), to the extent Legally Required. The foregoing obligations shall not apply to the Investor with respect to information that (i) is or becomes generally available to the public on a non-confidential basis through no breach by the Investor or its representatives of this Section 2.6, (ii) becomes available to Investor on a non-confidential basis from a source other than the Company or its representatives if such source was not known by the Investor to be bound by a confidentiality agreement with, or other legal obligation of secrecy to, the Company, (iii) is already in the possession of the Investor prior to the time of disclosure by the Company or its representatives, (iv) is independently developed by the Investor or its representatives without use or reliance on the information described in the preceding sentence, or (v) is permitted in writing by the Company or its representatives to be disclosed to third parties on a non-confidential basis. Nothing herein shall restrict the Investor from trading in securities of other issuers or of the Company except as required or permitted by applicable law.

Section 3
COMPOSITION AND BOARD MATTERS

3.1	Board Composition and Representation

(a)	The Corporation and the Investor acknowledge and agree that the Board currently consists of eight (8) directors.

(b)	The Investor shall be entitled to designate nominees for election or appointment to the Board (each, a “Board Designee”) as follows:

(i)	as long as the Investor, together with its Affiliates, owns in the aggregate 10% or more of the issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes) on a Fully Diluted Basis, one (1) Board Designee; and

(ii)	as long as the Investor, together with its Affiliates, owns in the aggregate 20% or more of the issued and outstanding Common Shares on a Fully Diluted Basis, two (2) Board Designees.

(c)	The Corporation shall in respect of every meeting of Shareholders at which the election of directors to the Board is considered, and at every reconvened meeting following an adjournment or postponement thereof, nominate for election to the Board the Board Designee(s), and shall use its commercially reasonable efforts to obtain Shareholder approval for the election of the Board Designee(s) at such meeting (including (without limitation) by soliciting proxies in favour of the Board Designee(s)) and to that end, (i) the Corporation shall support the Board Designee(s) for election in a manner no less rigorous or favourable than the manner in which the Corporation supports all of its other nominees, and (ii) use commercially reasonable efforts to cause management of the Corporation to vote their Common Shares, and the Common Shares in respect of which management is granted a discretionary proxy, in favour of the election of the Board Designee(s) at such meeting.

(d)	In the event that a Board Designee is not elected to the Board at a meeting of Shareholders or a Board Designee resigns as a director or otherwise refuses to or is unable to serve as a director for any reason, including as a result of death or disability, the Investor shall be entitled to designate a replacement director and the Corporation agrees to appoint, subject to applicable laws and TSX requirements, such person to the Board to serve as a Board Designee until the next meeting of Shareholders at which the election of directors to the Board is considered.

(e)	As long as the Investor, together with its Affiliates, owns in the aggregate 10% or more of the issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes) on a Fully Diluted Basis, the Investor shall be entitled to designate one Board Designee to any special committee formed by the Corporation to consider a material transaction provided that the Board Designee is not in a conflict of interest in relation to such transaction, as determined by the Board, acting reasonably.

(f)	Any employee of the Investor who serves as a Board Designee shall not be entitled to any salary or compensation from the Corporation for his or her service as a director of the Corporation. Notwithstanding the foregoing, each Board Designee shall be entitled to the benefit of customary director’s and officer’s liability insurance and a contractual indemnity agreement with the Corporation in substantially the form attached hereto as Schedule A. All directors and officers (including existing directors and officers) of the Corporation shall be entitled to the same director’s and officer’s liability insurance and the same form of contractual indemnity agreement with Corporation as the Board Designees.

(g)	The Investor shall advise the Corporation of the identity of any Board Designee at least ten (10) Business Days prior to the date on which proxy solicitation materials are to be mailed (as advised by the Corporation to the Investor) for purposes of any meeting of Shareholders at which the election of directors to the Board is to be considered. If the Investor does not advise the Corporation of the identity of any such Board Designee prior to such deadline, then the Investor shall be deemed to have nominated its incumbent nominee(s). The Corporation shall advise the Investor of the mailing date of any such proxy solicitation materials at least twenty (20) Business Days prior to such date.

(h)	As long as at least one (1) Board Designee remains on the Board pursuant to this Section 3.1, the Investor shall have the right to designate its Board Designee (or one of its Board Designees), as the chair of the Board (the “Chair”). Notwithstanding any other provision herein, the Investor acknowledges that the Corporation (being the members of the Board who are not Board Designees) will designate a lead director of the Board (the “Lead Director”) who will be an independent director. The roles and responsibilities of the Chair and the Lead Director shall be delineated in the position descriptions for such positions adopted by the Board and as may be amended by the Board from time to time, provided that the descriptions of such positions and any amendments thereto will be subject to the approval of the Investor, acting reasonably.

3.2	Board Matters

The matters set out below shall require the approval of at least seven (7) of the eight (8) directors of the Corporation or, if less than eight (8) directors are entitled to vote on a matter the unanimous approval of the directors voting on the matter, in each case subject to the fiduciary duties of the directors:

(a)	any sale or other disposition, in one or more related transactions, by the Corporation of all or substantially all of its assets;

(b)	entering into any joint venture involving an interest in the Stibnite Gold Project;

(c)	entering into any transaction, or series of related transactions, effecting a merger, amalgamation, arrangement, consolidation, business combination or any transaction that constitutes a Change of Control;

(d)	entering into any transaction, or series of related transactions, with a related party (as defined in MI 61-101) having an aggregate value in excess of US$1 million;

(e)	amendments to the notice of articles or articles of the Corporation;

(f)	changes to the size of the Board;

(g)	equity financings of the Corporation provided that only the approval of a simple majority of the Board shall be required for an equity financing if:

(i) (A) the Corporation has less than six (6) months working capital at the time of the equity financing; (B) the equity financing involves the issuance of Common Shares representing less than 5% of the Corporation's issued and outstanding Common Shares on a Fully-Diluted Basis at the time of the equity financing; and (C) the Common Shares to be issued under the equity financing are priced at a discount of no more than 5% to the volume weighted average trading price of the Common Shares on the TSX for the five (5) consecutive trading days ending on the trading day immediately preceding the date on which the financing is publicly announced; or

(ii) such equity financing or issuance of Common Shares or Equity Securities is made pursuant to the investor rights agreement dated as of May 16, 2018 between the Corporation and Barrick Gold Corporation;

(h)	the annual budget for the Corporation and its Subsidiaries for each of the 2020 and 2021 calendar years (the “2020 and 2021 Budgets”);

(i)	any reallocation of expenditures in the Three-Year Budget, any Revised Budget, or the 2020 and 2021 Budgets, as applicable, aggregating more than US$1 million in a calendar year between the five major expenditure categories of the Three-Year Budget, Revised Budget, or the 2020 and 2021 Budgets, as applicable;

(j)	any expenditure not provided for in the Three-Year Budget, any Revised Budget, or the 2020 and 2021 Budgets, as applicable; and

(k)	any Revised Budget.

3.3	Board Operations

The Corporation agrees and undertakes that, so long as the Investor, together with its Affiliates, owns in the aggregate 10% or more of the issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes) on a Fully Diluted Basis:

(a)	all notices of Board meetings shall be delivered by hand or transmitted by facsimile or e-mail at least five (5) Business Days prior to the date of the Board meeting. However, emergency Board meetings may be called by the Chair or Lead Director in the case of a situation involving matters upon which prompt action is deemed necessary by giving notice at least two (2) Business Days prior to the date of such Board meeting (unless less notice is required in the circumstances). All notices of Board meetings shall specify the time, date and place of the Board meeting and contain a brief but complete summary of all business on the agenda of the Board meeting;

(b)	each director who is not an officer or employee of the Corporation shall be reimbursed by the Corporation for the reasonable travel and other expenses incurred by him to attend Board meetings in accordance with the Corporation’s director travel expenses policy; and

(c)	any director may participate in a Board meeting by means of a telephonic, electronic or other communication facility. A director participating by such means is deemed to be present at the Board meeting.

Section 4
PARTICIPATION RIGHT GRANTED BY THE CORPORATION

4.1	Exercise of Participation Right

(a)	So long as the Investor, together with its Affiliates, owns in the aggregate at least 10% of the issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes owned by the Investor or its Affiliates) on an Investor Diluted Basis, the Investor shall have a right (the “Participation Right”) to subscribe for its pro rata share (as defined below) of any debt or Equity Securities (as defined below) that the Corporation may, from time to time, sell and issue after the Closing Date whether pursuant to a public offering, private placement or otherwise (each, a “Proposed Offering”), other than Excluded Securities (as such term is later defined), subject to any TSX or other stock exchange requirements as may be applicable. For purposes of this Section 4.1(a), the Investor’s pro rata share of any debt or Equity Securities is equal to the ratio of (i) the number of the issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes owned by the Investor or its Affiliates) on an Investor Diluted Basis which the Investor is deemed to be a holder of immediately prior to the issuance of such Equity Securities under the Proposed Offering to (ii) the total number of then issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes owned by the Investor or its Affiliates) on an Investor Diluted Basis. The term “Equity Securities” shall mean: (A) any Common Shares, preferred shares or other equity security of the Corporation; (B) any security convertible or exchangeable, with or without consideration, into any Common Shares, preferred shares or other equity security (including any option to purchase such a convertible security and the Notes); (C) any security carrying any warrant or right to subscribe to or purchase any Common Shares, preferred shares or other equity security; or (D) any such warrant or right. In the event that such a Participation Right shall be subject to Shareholder approval, the Corporation shall use its commercially reasonable efforts to cause the approval of such Participation Right at a meeting convened as soon as practicable (and in any event such meeting shall be convened within sixty (60) days after the date the Corporation is advised that it will require Shareholder approval) in order to allow the Investor to exercise its Participation Right. At such meeting, the Corporation shall solicit proxies from the Shareholders to obtain such approval.

(b)	The Corporation shall send a written notice to the Investor (the “Participation Right Offer Notice”) of any Proposed Offering specifying: (i) the number and type of debt or Equity Securities to be issued under the Proposed Offering; (ii) the price per debt or Equity Security to be issued under the Proposed Offering; (iii) the expected use of proceeds and closing date of the Proposed Offering; (iv) the total number of the then issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes owned by the Investor or its Affiliates) on an Investor Diluted Basis (which shall include any securities to be issued to persons having similar participation rights); and (v) all of the other terms and conditions of the Proposed Offering.

(c)	The Investor shall have a period of five (5) Business Days from the date of the Participation Right Offer Notice (the “Participation Right Notice Period”) to notify the Corporation in writing (the “Participation Right Acceptance Notice”) of the exercise of its Participation Right. Such Participation Right Acceptance Notice shall specify (i) the number of debt or Equity Securities the Investor wishes to acquire under the Proposed Offering, which may be fewer than the Investor’s full pro rata share as calculated pursuant to Section 4.1(a), and (ii) the number of Common Shares issued and outstanding the Investor is deemed to be a holder of immediately prior to the issuance of such debt or Equity Securities to the Investor under the Proposed Offering. If the Investor fails to deliver a Participation Right Acceptance Notice within the Participation Right Notice Period, then any right of the Investor to subscribe for any of the debt or Equity Securities is extinguished. If the Investor gives a Participation Right Acceptance Notice, the sale of the debt or Equity Securities to the Investor shall be completed within thirty (30) Business Days of the expiry of the Participation Right Notice Period or such shorter period required by the TSX or other applicable stock exchange.

(d)	If the Corporation has not issued the debt or Equity Securities under a Proposed Offering within ninety (90) Business Days of the expiry of the Participation Right Notice Period, the Corporation shall not thereafter proceed with such Proposed Offering without providing the Investor with another opportunity to exercise its Participation Right.

(e)	Notwithstanding the foregoing, if any Proposed Offering to which this paragraph 4.1 applies is to be conducted on a "bought deal" basis, then all of the periods for response herein shall be reduced to being "as soon as reasonably practicable and without undue delay" by the Investor acting reasonably and in good faith, having regard to the specific circumstances surrounding such bought deal Proposed Offering and so as not to jeopardize the Corporation's ability to complete such transaction.

(f)	The Investor acknowledges the anti-dilution rights that Teck Resources Limited (“Teck”) holds pursuant to the share subscription agreement dated July 2, 2013 between the Corporation and Teck that may affect the operation of the Participation Right.

(g)	The Investor acknowledges and agrees that the rights of the Investor under this Section 4, including, without limitation, the Participation Right, shall not apply to the issuance by the Corporation of any securities pursuant to the anti-dilution rights contained in Section 4.3 of the investor rights agreement dated May 16, 2018 between the Corporation and Barrick Gold Corporation.

(h)	Each of the Investor and the Corporation acknowledges and agrees that if, in connection with any Proposed Offering, the anti-dilution rights of any of the Investor, Teck or Barrick Gold Corporation are engaged: (i) the Corporation will be entitled to comply with its obligations in respect of such rights in a coordinated manner as part of such Proposed Offering so as to ensure that the exercise of any such rights do not trigger or give rise to any further or consequential pre-emptive rights (“Consequential Rights”) of any of the Investor, Teck or Barrick Gold Corporation; and (ii) if any Consequential Rights should arise despite the Corporation’s compliance with the foregoing, the Investor shall not seek to exercise or enforce any such Consequential Rights.

4.2	Excluded Securities

The Participation Right shall have no application to any of the following securities of the Corporation (the “Excluded Securities”):

(a)	Common Shares issuable under the Stock Option Plan or pursuant to stock option plans or other similar employee equity incentive plans;

(b)	Common Shares issued upon the exercise or conversion of any securities that were issued by the Corporation on or prior to the Closing Date or pursuant to the terms of agreements entered into by the Corporation on or prior to the Closing Date;

(c)	any Equity Securities issued for consideration other than cash pursuant to a merger, amalgamation, arrangement, consolidation or similar business combination approved by the Board in accordance with Section Error! Reference source not found.; and

(d)	Common Shares issued in connection with any stock split, stock dividend or recapitalization by the Corporation.

Section 5
REGISTRATION RIGHTS

5.1	Demand Registration Rights

(a)	At any time the Investor may, provided that the Investor, together with its Affiliates, continues to hold at least 20% of the issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes) on a Fully Diluted Basis, require the Corporation to file a Prospectus and take such other steps as may be necessary to facilitate a Distribution in Canada of all or any portion of the Registrable Securities held by the Investor (the “Demand Registration”). Any such request shall be made by a notice in writing (a “Request”) to the Corporation and shall specify the number and the class or classes of Registrable Securities to be sold (the “Designated Registrable Securities”) by the Investor, the intended method of disposition, whether such offer and sale shall be made by an underwritten public offering and the jurisdiction(s) in which the filing is to be effected. The Corporation shall, subject to applicable Canadian Securities Laws, use its commercially reasonable efforts to file one or more Prospectuses in compliance with applicable Canadian Securities Laws, in order to permit the Distribution in Canada of all of the Designated Registrable Securities of the Investor specified in a Request. The Parties shall cooperate in a timely manner in connection with such Distribution and the procedures in Schedule B shall apply.

(b)	The Corporation shall not be obliged to effect:

(i)	more than two Demand Registrations in any fiscal year of the Corporation provided that for purposes of this Section 5.1, a Demand Registration shall not be considered as having been effected until a Receipt has been issued by the Canadian Securities Authorities for the Prospectus pursuant to which the Designated Registrable Securities are to be sold. Notwithstanding anything to the contrary contained herein, a Demand Registration shall not be deemed to have been effected (and such Demand Registration shall not count as a Demand Registration) unless the Investor shall have sold at least 75% of the Designated Registrable Securities sought to be included in such Demand Registration;

(ii)	a Demand Registration in the event that the Corporation has received a prior request for a demand registration from another Shareholder that has not been rejected by the Corporation and which offering has not yet closed, provided that this Section 5.1(b)(ii) may only be relied on by the Corporation for a period of 90 days after receipt of the prior demand registration;

(iii)	a Demand Registration in the event the Corporation determines in its good faith judgment, after consultation with the Investor and its financial advisors, that (i) either (A) the effect of the filing of a Prospectus would have a material adverse effect on the Corporation because such action would materially interfere with a material acquisition, corporation reorganization or similar material transaction involving the Corporation; or (B) there exists at the time material non-public information relating to the Corporation the disclosure of which would be materially adverse to the Corporation, and (ii) that it is therefore in the best interests of the Corporation to defer the filing of a Prospectus at such time, in which case the Corporation’s obligations under this Section 5.1 will be deferred for a period of not more than ninety (90) days from the date of receipt of the Request of the Investor; or

(iv)	an underwritten Demand Registration in respect of a number of Registrable Securities that is expected to result in gross sale proceeds of less than US$10 million.

(c)	In the case of an underwritten public offering of Registrable Securities initiated pursuant to this Section 5.1, the Investor shall have the right to select the managing underwriter(s) or managing agent(s) and the counsel retained which will perform such offering, provided, however, that the Investor’s selection will be subject to the approval of the Corporation, such approval not to be unreasonable withheld or delayed.

(d)	If at any time the Investor requests a Demand Registration, the Corporation shall have the right, within forty-eight (48) hours (except in the case of a “bought deal” in which case the Corporation shall have only twenty-four (24) hours) of receipt of such request, to notify the Investor of its intention to register for distribution to the public under such Prospectus an offering of Common Shares from treasury. The Investor shall use all commercially reasonable efforts to include in the proposed distribution such number of Common Shares as the Corporation shall request, upon the same terms (including the method of distribution) as such Demand Registration; provided that the Investor shall not be required to include any such Common Shares in any such Demand Registration if the Investor is advised by its lead underwriter or lead agent for the offering that in their good faith opinion the inclusion of such securities may materially and adversely affect the price or success of the offering or otherwise limit the number of shares able to be sold by the Investor in connection with such offering and/or securities of the Corporation owned by a Shareholder with piggyback registration rights.

5.2	Piggyback Registrations

Each time the Corporation elects to proceed with the preparation and filing of a Prospectus under any Securities Laws in connection with a proposed Distribution of any of its securities, whether by the Corporation or any of its security holders, the Corporation shall give written notice thereof to the Investor as soon as practicable. In such event, the Investor shall be entitled, by notice in writing given to the Corporation within ten (10) days (except in the case of a “bought deal” in which case the Investor shall have only twenty-four (24) hours) after the receipt of any such notice by the Investor, to require that the Corporation cause any or all of the Registrable Securities (the “Piggyback Registrable Securities”) held by the Investor to be included in such Prospectus (such qualification being hereinafter referred to as a “Piggy Registration”). Notwithstanding the foregoing:

(a)	in the event the lead underwriter or lead agent for the offering advises the Corporation, the Investor and any other Shareholder participating in the offering that in its good faith opinion, the inclusion of such Piggyback Registrable Securities may materially and adversely affect the price or success of the offering, the Corporation shall include in such Registration, in the following priority: (i) first, such number of securities proposed to be sold by the Corporation, if it initiated the offering, or such number of securities proposed to be sold by a Shareholder exercising demand registration rights, as applicable; (ii) second, such number of Piggyback Registrable Securities requested by the Investor to be included in such Registration; and (iii) third, such number of securities proposed to be sold by the Corporation, if it did not initiate the offering, or a Shareholder exercising piggyback registration rights, in each case to the extent that such lead underwriter or lead agent reasonably believes such securities may be included in the offering without materially and adversely affecting the price or success of the offering;

(b)	the Corporation may at any time, and without the consent of the Investor, abandon the proposed offering in which the Investor has requested to participate provided that the Corporation will pay all Registration Expenses in connection with such abandoned offering;

(c)	The Investor shall have the right to withdraw its request for inclusion of its Piggyback Registrable Securities in any Prospectus pursuant to this Section 5.2 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation of its request to withdraw; provided, however, that:

(i)	such request must be made in writing five (5) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and

(ii)	such withdrawal will be irrevocable and, after making such withdrawal, the Investor will no longer have any right to include its Piggyback Registrable Securities in the offering pertaining to which such withdrawal was made.

5.3	Expenses

Subject to Section 5.2(b), all Registration Expenses incident to the performance of or compliance with this Section 5 by the Parties shall be borne by the Corporation, other than the following Registration Expenses, which shall be borne by the Investor:

(a)	any and all commissions payable to any underwriter for an underwritten offering or agent for an agency offering that are attributable to the Registrable Securities to be sold by the Investor pursuant to any Demand Registration or Piggyback Registration;

(b)	in the case of a Demand Registration, the Investor’s pro rata share of the Registration Expenses attributable to the offering based on the number of Registrable Securities to be sold by the Investor pursuant to such Demand Registration; and

(c)	in the case of a Piggyback Registration, any and all fees, disbursements and expenses of legal counsel or other advisors retained by the Investor in connection with such Piggy Back Registration.

5.4	Other Sales

After receipt by the Corporation of a Request, the Corporation shall not, without the prior written consent of the Investor, authorize, issue or sell any Common Shares or Equity Securities in any jurisdiction or agree to do so or publically announce any intention to do so (except for securities issued pursuant to any legal obligations in effect on the date of the Request or pursuant to any stock option plan or equity incentive plan) until the date which is ninety (90) days after the later of (a) the date on which a Receipt is issued for the Prospectus filed in connection with such Demand Registration, and (b) the completion of the offering contemplated by the Demand Registration.

5.5	Future Registration Rights

The Corporation shall not grant registration rights without the prior written consent of the Investor unless the granting of such registration rights does not limit, in any material respect, the registration rights granted to the Investor pursuant to this Agreement and such registration rights are not materially more favorable to the grantee than the registration rights granted to the Investor.

5.6	Preparation; Reasonable Investigation

In connection with the preparation and filing of any Prospectus as herein contemplated, the Corporation shall give the Investor, its underwriters for an underwritten offering or agents for an agency offering, and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material, furnished to the Corporation in writing, which in the reasonable judgment of the Investor and its counsel should be included. The Corporation shall give the Investor and the underwriters or agents such reasonable and customary access to the books and records of the Corporation and its subsidiaries and such reasonable and customary opportunities to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Investor, such underwriters or agents and their respective counsel. The Corporation shall cooperate with the Investor and its underwriters or agents in the conduct of all reasonable and customary due diligence which the Investor, such underwriters or agents and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing a due diligence defence as contemplated by the Securities Laws and in order to enable such underwriters or agents to execute the certificate required to be executed by them for inclusion in each such document.

5.7	Underwriting or Agency Agreements

(a)	If requested by the underwriters for any underwritten offering or by the agents for any agency offering by the Investor pursuant to the exercise of a Demand Registration or Piggyback Registration, the Corporation will enter into an underwriting agreement with such underwriters or agency agreement with such agents for such offering, such agreement to be satisfactory in substance and form to each of the Investor and the Corporation and the underwriters or agents, each acting reasonably, and to contain such representations and warranties by the Corporation and such other terms as are generally prevailing in agreements of these types. The Investor shall be a party to such underwriting agreement or agency agreement and may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Corporation to and for the benefit of such underwriters or agents shall also be made to and for the benefit of the Investor and that any or all of the conditions precedent to the obligations of such underwriters or agents under such underwriting agreement or agency agreement be conditions precedent to the obligations of the Investor. The Investor shall not be required to make any representations or warranties to or agreements with the Corporation or the underwriters’ or agents’ other than representations, warranties or agreements regarding the Investor and the Corporation’s intended method of distribution and any other representation required by law or as are generally prevailing in such underwriting or agency agreements for secondary offerings, as the case may be.

(b)	The underwriting agreement or agency agreement, as applicable, referred to in Section 5.7(a) will contain customary terms, including an indemnity whereby in the event of the filing of a Prospectus, the Corporation will indemnify and hold harmless the Investor and each underwriter or agent involved in the distribution of Registerable Securities thereunder, and each of its directors, officers, employees and agents against any losses, claims, damages or liabilities (including reasonable counsels’ fees) (“Losses”), joint or several, to which the Investor, or such underwriter or agent or controlling Person or any of their directors, officers, employees or agents may become subject, insofar as such Losses, (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Prospectus, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided, however, that the Corporation will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by the Investor, such underwriter or agent or such controlling Person.

(c)	The Investor will indemnify and hold harmless the Corporation, its directors, officers, employees and agents to the same extent as the indemnity referred to in Section 5.7(b) above from the Corporation to the Investor, but only with respect to information regarding the Investor furnished in writing by or on behalf of the Investor expressly for inclusion in any Prospectus. Notwithstanding anything to the contrary contained herein, the Investor’s obligations under the indemnity set out in this Section 5.7(c) shall be limited to a maximum aggregate amount equal to the net proceeds of the offering received by the Investor pursuant to such offering.

(d)	If reasonably requested by the underwriters or agents in connection with any underwritten offering or agency offering made pursuant to the exercise of a Demand Registration or Piggyback Registration, the Corporation shall cooperate with all reasonable requests made by the lead underwriter of such underwritten offering or lead agent of such agency offering respecting the attendance of the Corporation at road shows and participation of the Corporation in any efforts relating to the distribution and sale of the Designated Registrable Securities and Piggyback Registrable Securities, as the case may be.

Section 6
FUTURE FINANCINGS

6.1	Future Financings

So long as the Investor, together with its Affiliates, owns in the aggregate 10% or more of the issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes owned by the Investor or its Affiliates) on an Investor Diluted Basis, the Investor shall have the right of first opportunity to provide any equity financing required by the Corporation. If the Corporation determines to undertake an equity financing, it shall forthwith provide the Investor with written notice of such financing, including details of the amount to be raised and the class of securities to be sold. Upon receipt of such written notification, the Investor shall have a period of ten (10) Business Days to provide a written financing proposal to the Corporation, which the Corporation shall be free to accept or reject. If the Corporation does not accept a proposal made by the Investor for the equity financing, the Corporation shall have a period of sixty (60) days from the date that the Investor presents its proposal for the equity financing to the Corporation to obtain the required equity financing from another source provided that the terms of such equity financing must be on terms materially more favourable to the Corporation, in the reasonable determination of the Board, than those offered by the Investor. In the event that the Corporation does not complete an equity financing with another source in accordance with this Section 6.1 within such sixty (60)-day period, the provisions of this Section 6.1 shall again apply to any equity financing proposed by the Corporation. The Investor acknowledges the anti-dilution rights that Teck holds pursuant to the share subscription agreement dated July 2, 2013 between the Corporation and Teck that may affect the operation of this provision.

Section 7
JOINDER

7.1	Joinder

Idaho Gold hereby acknowledges the terms of this Agreement and agrees and undertakes to conduct its business and affairs in a manner consistent with, and so as to give effect to, all of the terms and conditions of this Agreement.

Section 8
COVENANTS OF THE INVESTOR

8.1	Standstill

The Investor agrees that, following the closing of the 2016 Note Offering, it shall not acquire Common Shares that will cause the Investor’s aggregate holdings of Common Shares at any particular time to exceed 49.9% of the then-issued and outstanding Common Shares. The provisions of this Section 8.1 shall cease to apply in the event:

(a)	any third party which is at arm’s length to the Investor announces a bona fide intention to make or makes a take-over bid (as defined in MI 62-104), which take-over bid is not exempt from the requirements of Part 2 of MI 62-104; or

(b)	the Corporation proposes to carry out any amalgamation, merger, arrangement, corporate reorganization or business combination or any sale of all or substantially all of its assets or any similar or analogous transaction (a “Merger”) under which the Shareholders will, upon completion of the Merger, hold less than 51% of the shares of the entity resulting from such Merger.

8.2	Notification

So long as the Investor, together with its Affiliates, owns in the aggregate 10% or more of the issued and outstanding Common Shares (including, without limitation, all Common Shares issuable upon the conversion of the Notes) on a Fully Diluted Basis, the Investor agrees to use its commercially reasonable efforts, subject to obligations under applicable Canadian Securities Laws, to notify the Corporation at least twenty-four (24) hours in advance of any public disclosure of changes in its holdings of securities of the Corporation.

Section 9
MISCELLANEOUS

9.1	Governing Law; Specific Performance

This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws applicable therein. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order, without bond. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

9.2	Statements as to Factual Matters

All statements as to factual matters contained in the recitals, any certificate or other instrument delivered pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties under this Agreement.

9.3	Amendments

No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and executed by all Parties hereto.

9.4	Successors and Assigns

The rights provided by this Agreement may only be assigned, in whole or in part, by the Investor to a Permitted Assign without the prior approval of the other Parties. Upon such assignment, the Permitted Assign shall be treated as the Investor for all purposes under this Agreement, except that any entitlements to notice and any entitlements to furnished documentation pursuant to this Agreement shall be satisfied by the Corporation through delivery to the transferring Investor on behalf of the Permitted Assign. Except as otherwise expressly provided, the provisions prescribed herein shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties and Permitted Assigns hereto.

9.5	Entire Agreement

This Agreement and the other agreements and documents delivered pursuant hereto and thereto constitute the full and entire understanding and agreement between the Parties with regard to the subject hereof and supersedes the investor rights agreement dated March 17, 2016, as amended May 9, 2018, among the Parties. No Party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

9.6	Severability

In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

9.7	Delays or Omissions

It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any holder, upon any breach, default or noncompliance of any Party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Party’s part of any breach, default or noncompliance under the Agreement or any waiver on such Party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to holders, shall be cumulative and not alternative.

9.8	Notices

Any notice under this Agreement shall be given in writing and either delivered, sent by electronic means (including email) or mailed by prepaid registered post to the Party to receive such notice at the address, facsimile number or email address indicated below:

(a)	to the Corporation at:

Midas Gold Corp.
890 – 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

Attention:	Chief Executive Officer
Email:	squin@midasgoldcorp.com

with a copy (which shall not constitute notice) to:

Miller Thomson LLP
400 – 725 Granville Street
Vancouver, British Columbia V7Y 1G5

Attention:	Lucy H. Schilling
Email:	lschilling@millerthomson.com

(b)	to Idaho Gold at:

Idaho Gold Resources Company, LLC
Suite 201 - 405 S 8th Street
Boise, ID USA 83702

Attention:	Corporate Secretary
Email:	nelson@midasgoldinc.com

with a copy (which shall not constitute notice)to:

Holland & Hart LLP
Suite 1750, 800 W. Main Street
Boise, ID 83702

Attention:	Nicole Snyder
Email:	ncsnyder@hollandhart.com

(c)	to the Investor at:

Paulson & Co. Inc.
1133 Avenue of the Americas, 33rd Floor
New York, New York 10036

Attention:	Marcelo Kim
Email:	marcelo.kim@paulsonco.com

with a copy (which shall not constitute notice) to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario, M5H 2S7

Attention:	Bill Gorman
Email:	BGorman@goodmans.ca

or such other address, facsimile number or email address as such Party may hereafter designate by notice in writing to the other Parties. If a notice is delivered, it shall be effective from the date of delivery; if such notice is sent by electronic means during normal business hours of the addressee, it shall be effective on the Business Day such notice is sent and, if not sent during normal business hours of the addressee, then on the Business Day following the date such notice is sent; and if such notice is sent by mail, it shall be effective seven (7) Business Days following the date of mailing, excluding all days when normal mail service is interrupted.

9.9	Counterparts

This Agreement may be executed in any number of counterparts (whether by fax or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement as of the date set forth above.

MIDAS GOLD CORP.

Per:
	Name:	Stephen Quin
	Title:	President and Chief Executive Officer

IDAHO GOLD RESOURCES COMPANY, LLC

Per:
	Name:	Chris Dail
	Title:	President

PAULSON & CO. INC.

Per:
	Name:	Stuart Merzer
	Title:	Authorized Signatory

Schedule A
FORM OF INDEMNITY AGREEMENT

INDEMNITY AGREEMENT

THIS AGREEMENT is made as of , 20.

BETWEEN:

MIDAS GOLD CORP., a corporation governed by the laws of the Province of British Columbia
(the “Corporation”)

- and -

, an individual resident in
(the “Indemnified Party”)

RECITALS:

A.	The Indemnified Party is or has been duly elected or appointed as a director and/or officer of the Corporation or, at the request of the Corporation, a duly elected or appointed director and/or officer of an Other Entity (as defined below).

B.	The Corporation considers it desirable and in the best interests of the Corporation to enter into this Agreement to set out the circumstances and manner in which the Indemnified Party may be indemnified in respect of certain liabilities or expenses which the Indemnified Party may incur as a result of acting as a director and/or officer of the Corporation or Other Entity.

C.	In order to induce the Indemnified Party to serve and to continue to so serve as a director and/or officer of the Corporation or Other Entity, the Corporation has agreed to provide the indemnity in this Agreement.

D.	The Articles of the Corporation contemplate that the Indemnified Party may be indemnified in certain circumstances.

NOW THEREFORE in consideration of the Indemnified Party acting or continuing to act as a director and/or officer of the Corporation or Other Entity, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms shall have the meanings set out below:

(a)	“Act” means the Business Corporations Act (British Columbia), as the same exists on the date of this Agreement or may hereafter be amended.

(b)	“Agreement” means this agreement, including all schedules, and all amendments or restatements as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement.

(c)	“Articles” means the articles of the Corporation, including any amendments or alterations thereto.

(d)	“Business Day” means any day, other than a Saturday or Sunday, on which commercial banks in Vancouver, British Columbia are open for commercial banking business during normal banking hours.

(e)	“Claim” includes any civil, criminal, administrative, investigative, demand, inquiry, hearing, discovery or other proceeding of any nature or kind (including arbitrations and mediations) in which the Indemnified Party is involved (excluding claims brought by the Indemnified Party) by reason of the Indemnified Party being or having been a director and/or officer of the Corporation or Other Entity whether threatened, anticipated, pending, commenced, continuing or completed, and any appeal thereof, as well as any other circumstances or situation in respect of which an Indemnified Party reasonably requires legal advice or representation concerning actual, possible or anticipated Losses by reason of the Indemnified Party being or having been a director and/or officer of the Corporation or Other Entity.

(f)	“Court” means a court of competent jurisdiction in British Columbia.

(g)	“Control Transaction” means any merger, amalgamation, take-over bid, arrangement, recapitalization, consolidation, liquidation, wind-up, dissolution, share exchange, material sale of assets or similar transaction in respect of the Corporation.

(h)	“Losses” includes all costs, disbursements, charges, awards, expenses, losses, damages (including punitive and exemplary), fees (including any legal, professional or advisory fees or disbursements), liabilities, amounts paid to settle or dispose of any Claim or satisfy any judgment, fines, penalties or liabilities, including as a result of a breach or alleged breach of any statutory or common law duty imposed on directors and/or officers, without limitation, and whether incurred alone or jointly with others, including any amounts which the Indemnified Party may reasonably suffer, sustain, incur or be required to pay in respect of the investigation, defence, settlement or appeal of or preparation for any Claim or with any action to establish a right to indemnification under this Agreement, and for greater certainty, includes all taxes (including income taxes), interest, penalties and related outlays of the Indemnified Party arising from any indemnification of the Indemnified Party by the Corporation pursuant to this Agreement.

(i)	“Notice of Articles” means the notice of articles of the Corporation, including any amendments or alterations thereto.

(j)	“Other Entity” means a Subsidiary and any other entity in respect of which the Indemnified Party was specifically requested by the Corporation to serve as a duly appointed director and/or officer or similar position(s) of such Other Entity.

(k)	“Parties” means the Corporation and the Indemnified Party collectively and “Party” means any one of them.

(l)	“Policy” means the directors’ and officers’ insurance policy listed on Schedule A, and any successor to such policy entered into by the Corporation (and any renewals or replacements thereof).

(m)	“Run-Off Coverage” has the meaning set out in Section 3.1(c).

(n)	“Subsidiary” has the meaning set out in the Act.

(o)	“Termination Date” has the meaning set out in Section 5.1(a).

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Governing Law - This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia.

(b)	Submission to Jurisdiction - Each Party submits to the exclusive jurisdiction of any British Columbia court sitting in Vancouver, British Columbia in any action, application, reference or other proceeding arising out of or relating to this Agreement and consents to all claims in respect of any such action, application, reference or other proceeding being heard and determined exclusively in such British Columbia court. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action, application or proceeding.

(c)	Headings - Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(d)	Number - Unless the context otherwise requires, words importing the singular include the plural and vice versa.

(e)	Severability - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, the provision shall, as to that jurisdiction, be ineffective only to the extent of the restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(f)	Entire Agreement - This Agreement constitutes the entire agreement between the Parties and sets out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise, including, without limitation, any previous Indemnity Agreement between the Corporation and the Indemnified Party dated prior to the date hereof. There are no covenants, promises, warranties, representations, conditions or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement.

Article 2
OBLIGATIONS

2.1	Obligations of the Corporation

(a)	General Indemnity - The Corporation agrees to indemnify and hold the Indemnified Party harmless, to the fullest extent permitted by law, including but not limited to the indemnity under the Act, under the Notice of Articles and Articles of the Corporation and this Agreement, except to the extent limited or prohibited by the Act, from and against any and all Losses which the Indemnified Party may reasonably suffer, sustain, incur or be required to pay in respect of any Claim, provided that the indemnity provided for in this Section 2.1(a) will only be available if:

(i)	the Indemnified Party was acting honestly and in good faith with a view to the best interests of the Corporation or Other Entity, as the case may be, in relation to the subject matter of the Claim; and

(ii)	in the case of a proceeding that is not a civil action/proceeding, the Indemnified Party had reasonable grounds for believing that the Indemnified Party’s conduct in respect of which the action/proceeding was brought was lawful.

(b)	Derivative Claims and Claims by the Corporation - In respect of any proceeding by or on behalf of the Corporation or Other Entity to procure a judgment in its favour against the Indemnified Party, in respect of which the Indemnified Party is made a party by reason of the Indemnified Party being or having been a director and/or officer of the Corporation or Other Entity, the Indemnified Party may make an application, on its own behalf, or on behalf of the Corporation, at its expense, for the approval of a Court to advance monies to the Indemnified Party for costs, charges and expenses reasonably incurred by the Indemnified Party in connection with such action and to indemnify and save harmless the Indemnified Party for such costs, charges and expenses of such action provided the Indemnified Party fulfils the conditions set out in Sections 2.1(a)(i) and 2.1(a)(ii) above and provided that such advance or indemnification is not prohibited under any applicable statute. The Indemnified Party hereby agrees to repay such funds advanced if the Indemnified Party ultimately does not fulfil the conditions set out in Sections 2.1(a)(i) and 2.1(a)(ii) above. In the event that the Indemnified Party is successful in its application, it shall be reimbursed by the Corporation for the expense incurred by the Indemnified Party in making the application.

(c)	Advance of Expenses - Subject to Section 2.1(b) of this Agreement, the Corporation shall, at the request of the Indemnified Party, advance to the Indemnified Party sufficient funds, or arrange to pay on behalf of or reimburse the Indemnified Party within 60 days of receiving an invoice in respect thereof for any costs, charges or expenses, including legal or other fees, actually and reasonably incurred by the Indemnified Party in investigating, defending, appealing, preparing for, providing evidence in or instructing and receiving the advice of the Indemnified Party’s counsel or other professional advisors in regard to any Claim or other matter for which the Indemnified Party may be entitled to an indemnity or reimbursement under this Agreement, and such amounts shall be treated as a non-interest bearing advance or loan to the Indemnified Party. In the event it is ultimately determined by a Court in a final non-appealable judgment that the Indemnified Party did not fulfil the conditions set out in Sections 2.1(a)(i) and 2.1(a)(ii) above; that the payment(s) is/are prohibited under the Act; or that the Indemnified Party was not entitled to be fully so indemnified, the Indemnified Party shall (and hereby agrees to) repay such loan or advance, or the appropriate portion thereof, upon written notice of such determination being given by the Corporation to the Indemnified Party detailing the basis for such determination and such loan or advance shall bear interest from the date of such notice until repaid at the prime rate prescribed from time to time by the Corporation’s principal bankers. The Corporation will have the burden of establishing that any expense it wishes to challenge is not reasonable. The Corporation shall not make any payments referred to in this Subsection 2.1(c) unless the Corporation first receives from the Indemnified Party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the Act or this Agreement, the Indemnified Party will repay the amounts advanced or reimbursed.

2.2	Notice of Proceedings

The Indemnified Party shall give notice in writing to the Corporation as soon as practicable upon being served with any statement of claim, writ, notice of motion, indictment, subpoena, investigation order or other document commencing, threatening or continuing any Claim involving the Corporation or Other Entity or the Indemnified Party which may result in a claim for indemnification under this Agreement, and the Corporation agrees to give the Indemnified Party notice in writing as soon as practicable upon it or any Other Entity being served with any statement of claim, writ, notice of motion, indictment, subpoena, investigation order or other document commencing or continuing any Claim involving the Indemnified Party. Such notice shall include a description of the Claim, a summary of the facts giving rise to the Claim and, if possible, an estimate of any potential liability arising under the Claim. Failure by the Indemnified Party to so notify the Corporation of any Claim shall not relieve the Corporation from liability under this Agreement except to the extent that the failure materially prejudices the Corporation.

2.3	Subrogation

Promptly after receiving written notice from the Indemnified Party of any Claim (other than a Claim by or on behalf of the Corporation or Other Entity to procure a judgment in its favour against the Indemnified Party), the Corporation may by notice in writing to the Indemnified Party, in a timely manner assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is reasonably satisfactory to the Indemnified Party, to represent the Indemnified Party in respect of the Claim. On delivery of such notice by the Corporation, the Corporation shall not be liable to the Indemnified Party under this Agreement for any fees and disbursements of counsel the Indemnified Party may subsequently incur with respect to the same matter. In the event the Corporation assumes conduct of the defence on behalf of the Indemnified Party, the Indemnified Party consents to the conduct thereof and of any action taken by the Corporation, in good faith, in connection therewith, and the Indemnified Party shall fully cooperate in such defence including, without limitation, the provision of documents, attending examinations for discovery, making affidavits, meeting with counsel, testifying and divulging to the Corporation all information reasonably required to defend or prosecute the Claim.

2.4	Separate Counsel

If the Indemnified Party is named as a party or a witness to any Claim, or the Indemnified Party is questioned or any of his or her actions, omission or activities are in any way investigated, reviewed, or examined in connection with or in anticipation of any actual or potential Claims, the Indemnified Party will be entitled to retain independent legal counsel at the Corporation’s expense (limited to reasonable attorney’s fees and expenses) to act on the Indemnified Party’s behalf to provide an initial assessment to the Indemnified Party of the appropriate course of action for the Indemnified Party. The Indemnified Party will be entitled to continued representation by independent counsel at the Corporation’s expense (limited to reasonable attorney’s fees and expenses) beyond the initial assessment if:

(a)	the Indemnified Party and the Corporation have mutually agreed to the retention of such other counsel;

(b)	representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them (including the availability of different defences); or

(c)	the Corporation has not retained reasonably satisfactory counsel for the Indemnified Party within ten Business Days of any receipt of notice pursuant to Section 2.2 above.

2.5	Settlement of Claim

No admission of liability with respect to the Indemnified Party shall be made by the Corporation without the prior written consent of the Indemnified Party unless such settlement includes an unconditional general release of the Indemnified Party without any admission of negligence, misconduct, liability or responsibility by the Indemnified Party.

2.6	Presumptions / Knowledge

(a)	For purposes of any determination hereunder, the Indemnified Party will be deemed, subject to compelling evidence to the contrary, to have acted in good faith and in the best interests of the Corporation (or any Other Entity). The Corporation will have the burden of establishing otherwise.

(b)	Unless a Court otherwise has held or decided that the Indemnified Party is not entitled to be fully or partially indemnified under this Agreement, the determination of any Claim by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create any presumption for the purposes of this Agreement that the Indemnified Party is not entitled to indemnity under this Agreement.

(c)	The knowledge and/or actions, or failure to act, of any other director, officer, agent or employee of the Corporation or any Subsidiary or Other Entity will not be imputed to the Indemnified Party for purposes of determining the right to indemnification under this Agreement.

Article 3
INSURANCE

3.1	Insurance

(a)	The Policy - The Corporation will ensure that its liabilities under this Agreement, and the potential liabilities of the Indemnified Party that are subject to indemnification by the Corporation pursuant to this Agreement, are at all times supported by the Policy. The Corporation shall pay all premiums payable under the Policy and, provided that such insurance is, in the Corporation’s reasonable and good faith opinion, available on commercially reasonable terms, take all steps necessary to maintain the coverage provided under the Policy. As may be required by the Policy, the Corporation will immediately notify the Policy’s insurers of any occurrences or situations that could potentially trigger a claim under the Policy and will promptly advise the Indemnified Party that the insurers have been notified of the potential claim. If, for any reason whatsoever, any directors’, and officers’ liability insurer asserts that the Indemnified Party is subject to a deductible under any existing or future directors’ and officers’ liability insurance purchased and maintained by the Corporation for the benefit of the Indemnified Party and the Indemnified Party’s heirs and legal representatives, the Corporation shall pay the deductible for and on behalf of the Indemnified Party. If any payments made by an insurer under a Policy are deemed to constitute a taxable benefit or otherwise become subject to any tax payable by the Indemnified Party, the Corporation agrees to pay any amount as may be necessary to ensure that the amount received by or on behalf of the Indemnified Party after the payment of, or withholding for, such tax, fully reimburses the Indemnified Party for the actual cost, expense or liability incurred by or on behalf of the Indemnified Party.

(b)	Variation of Policies - So long as the Indemnified Party is a director. officer or holder of a similar office of the Corporation or an Other Entity and provided that such insurance is, in the Corporation’s reasonable and good faith opinion, available on commercially reasonable terms, the Corporation shall not seek to amend adversely or discontinue the Policy or allow the Policy to lapse (without entering into a renewal or replacement thereof on similar terms) without the Indemnified Party’s prior written consent, acting reasonably. Should the Indemnified Party cease to be a director and/or officer of the Corporation, for any reason whatsoever, the Corporation shall continue to purchase and maintain directors’ and officers’ liability insurance for the benefit of the Indemnified Party and the Indemnified Party’s heirs and legal representatives, such that the Indemnified Party’s insurance coverage is, at all times up to and including the Termination Date, the same as any insurance coverage the Corporation purchases and maintains for the benefit of its then current directors and/or officers from time to time.

(c)	Run-Off Coverage - In the event the Policy is discontinued for any reason, or in the event of a consummation of a Control Transaction, the Corporation shall purchase, maintain and administer, or cause to be purchased, maintained and administered for a period of six years after such discontinuance or the effective time of the Control Transaction, insurance for the benefit of the Indemnified Party (the “Run-Off Coverage”), on similar terms to the extent permitted by law and provided such Run-Off Coverage is available on commercially acceptable terms and premiums (as determined by the board of directors in its reasonable and good faith opinion), provided that the premiums for the Run-Off Coverage will be deemed to be commercially acceptable if the total premiums for such Run-Off Coverage do not exceed 300% of annual premiums under the Policy at the time they are discontinued). The Run-Off Coverage shall provide coverage only in respect of events occurring prior to the discontinuance of the Policy or the effective time of the Control Transaction. The Corporation will provide to the Indemnified Party a copy of each policy of insurance providing the coverages contemplated by this subsection 3.1(c) promptly after coverage is obtained and evidence of each annual renewal thereof and will promptly notify the Indemnified Party if the insurer cancels, makes material changes to coverage, or refuses to renew coverage (or any part of the coverage).

(d)	Exclusion of Indemnity - Notwithstanding any other provision in this Agreement, the Corporation shall not be obligated to indemnify the Indemnified Party for any Losses for which the Indemnified Party is entitled to indemnity to pursuant any valid and collectible policy of insurance obtained and maintained by the Corporation, to the extent of the amounts actually collected by the Indemnified Party under such insurance policy. Where partial indemnity is provided by such insurance policy, the obligation of the Corporation under Section 2.1 shall continue in effect but be limited to that portion of the Losses for which indemnity is not provided by such insurance policy.

Article 4
MISCELLANEOUS

4.1	Corporation and Indemnified Party to Cooperate

The Corporation and the Indemnified Party shall, from time to time, provide such information and cooperate with the other, as the other may reasonably request, in respect of all matters under this Agreement.

4.2	Effective Time

This Agreement shall be deemed to have effect as and from the first date that the Indemnified Party became a director or officer, or held a position equivalent to that of a director or officer, of the Corporation or Other Entity and shall apply to all actions and proceedings, whether such action or proceeding is in respect of facts arising before or subsequent to the effective date of this Agreement.

4.3	Insolvency

The liability of the Corporation under this Agreement shall not be affected, discharged, impaired, mitigated or released by reason of the discharge or release of the Indemnified Party in any bankruptcy, insolvency, receivership or other similar proceeding of creditors to the extent permitted by applicable laws.

4.4	Multiple Proceedings

No action or proceeding brought or instituted under this Agreement and no recovery pursuant thereto shall be a bar or defence to any further action or proceeding which may be brought under this Agreement.

4.5	Non-Exclusive Indemnification

The Corporation shall provide the Indemnified Party with all of the indemnifications, protections and benefits it may provide pursuant to the Act. The indemnification provided by this Agreement shall not exclude any separate rights of indemnification to which the Indemnified Party may otherwise be entitled under the Articles of the Corporation, the Act, any valid and lawful agreement, vote of shareholders or disinterested directors or otherwise, both as to action in the Indemnified Party's official capacity and as to action in another capacity while holding such office, and such separate rights of indemnification shall continue if the Indemnified Party has ceased to be a director or officer of the Corporation or Other Entity, as the case may be, and shall enure to the benefit of the heirs, executors and administrators of the Indemnified Party.

4.6	Compliance with the Act

To the extent that the terms of this Agreement are contrary to the provisions of the Act, as amended from time to time, or other applicable laws, the terms of this Agreement shall be deemed to be amended to comply therewith (it being understood that nothing contained herein shall be considered to impose an obligation upon the Corporation which it is prohibited from complying with by virtue of such legislation). To the extent that the terms of this Agreement are contrary to the provisions of the Act, as amended from time to time, or other applicable laws, the terms of this Agreement shall be deemed to be amended to comply therewith (it being understood that nothing contained herein shall be considered to impose an obligation upon the Corporation which it is prohibited from complying with by virtue of such legislation).

Article 5
GENERAL

5.1	Term

(a)	The obligations of the Corporation under this Agreement shall survive until the date (the “Termination Date”) that is six years after the Indemnified Party has ceased to be a director and/or officer of the Corporation or Other Entity, except with respect to Claims that have been commenced as of the Termination Date in respect of which the Indemnified Party is entitled to claim indemnification under this Agreement.

(b)	The obligations of the Corporation under this Agreement with respect to Claims that have been commenced as of the Termination Date in respect of which the Indemnified Party is entitled to claim indemnification under this Agreement shall survive until the final termination or resolution of such Claims.

5.2	Assignment

Neither Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party.

5.3	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and the heirs, attorneys, guardians, estate trustees, executors, trustees, administrators and permitted assigns of the Indemnified Party and the successors (including any successor by reason of amalgamation) and permitted assigns of the Corporation.

5.4	Amendments

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be so bound. For greater certainty, the rights of the Indemnified Party under this Agreement shall not be prejudiced or impaired by permitting or consenting to any assignment in bankruptcy, receivership, insolvency or any other creditor’s proceedings of or against the Corporation or by the winding-up or dissolution of the Corporation.

5.5	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by e-mail:

(a)	in the case of a Notice to the Indemnified Party at:

[name]
[address]

E-mail:

(b)	in the case of a Notice to the Corporation at:

Midas Gold Corp.

890 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Attention:	Chief Executive Officer
Email:	squin@midasgoldcorp.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5 :00 p.m. local time in the place of delivery or receipt. If the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day, then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Party in accordance with the provisions of this Section.

5.6	Further Assurances

The Corporation and the Indemnified Party shall, with reasonable diligence, do all things and execute and deliver all such further documents or instruments as may be necessary or desirable for the purpose of assuring and conferring on the Indemnified Party the rights created or intended by this Agreement and giving effect to and carrying out the intention or facilitating the performance of the terms of this Agreement, or evidencing any loan or advance made pursuant to Section 2.1(c) hereof. The Corporation further covenants and agrees that it will not take any action, including, without limitation, the enacting, amending, or repealing of any by-law, which would in any manner adversely affect or prevent the Corporation’s ability to perform its obligations under this Agreement.

5.7	Independent Legal Advice

The Indemnified Party acknowledges that the Indemnified Party has been advised to obtain independent legal advice with respect to entering into this Agreement, that the Indemnified Party has obtained such independent legal advice or has expressly determined not to seek such advice, and that the Indemnified Party is entering into this Agreement with full knowledge of the contents hereof, of the Indemnified Party’s own free will and with full capacity and authority to do so.

5.8	Execution and Delivery

This Agreement may be executed by the Parties in any number of counterparts, each of which is deemed to be an original, and such counterparts together shall constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Remainder of page left intentionally blank.]

IN WITNESS OF WHICH the Parties have duly executed this Agreement as of the date first written above.

MIDAS GOLD CORP.

Per:
Name:
Title:

Witness to signature of Indemnified Party	Indemnified Party

Schedule A
Insurance Policy

Insurer	Policy No.

Schedule B
REGISTRATION PROCEDURES

1.1	Registration Procedures

(a)	Upon receipt of a Request or a notice from the Investor pursuant to Section 5, the Corporation will use its commercially reasonable efforts to effect the qualification for the offer and sale or other disposition or Distribution of Registrable Securities of the Investor, and pursuant thereto the Corporation will use its commercially reasonable efforts to as expeditiously as possible:

(i)	prepare and file with the Canadian Securities Authorities, as applicable, a Prospectus relating to the applicable Demand Registration or Piggyback Registration and any other documents reasonably necessary, including amendments and supplements in respect of those documents, to permit the offer and sale or other disposition or Distribution and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by the Canadian Securities Authorities, all as may be necessary to permit the offer and sale or other disposition or Distribution of such securities in compliance with applicable Canadian Securities Laws;

(ii)	subject to applicable Canadian Securities Laws, keep the Prospectus effective until the Investor has completed the sale or Distribution described in the Prospectus but not longer than 60 days from the date of the Prospectus;

(iii)	notify the Investor and the managing underwriter(s) or managing agent(s), if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (i) when the Prospectus or any amendment thereto has been filed, and, to furnish the Investor and managing underwriter(s) or managing agent(s) with copies thereof, (ii) of any request by the Canadian Securities Authorities for amendments to the Prospectus or for additional information, (iii) of the issuance by the Canadian Securities Authorities of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any Prospectus or the initiation or threatening for any proceedings for such purposes, and (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(iv)	promptly notify the Investor and the managing underwriter(s), if any, (A) at any time the representations and warranties contemplated by any underwriting agreement, securities/sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects, and (B) the happening of any event as a result of which the Prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which it was made or, if for any other reason it will be necessary during such time period to amend or supplement the Prospectus in order to comply with the applicable Canadian Securities Laws and, in either case as promptly as practicable thereafter, prepare and file with the Canadian Securities Authorities, and furnish without charge to the Investor and the managing underwriter(s) or managing agent(s), if any, a supplement or amendment to such Prospectus, which will correct such statement or omission or effect such compliance;

(v)	make every commercially reasonable effort to prevent the issuance of any stop order, cease trade order or other order suspending the use of any Prospectus or suspending any qualification of the Registrable Securities covered by the Prospectus and, if any such order is issued, to obtain the withdrawal of any such order;

(vi)	furnish to the Investor and each managing underwriter or managing agent, without charge, as applicable, one executed copy and as many conformed copies as they may reasonably request, of the Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference, and provide the Investor and its counsel with an opportunity to review, and provide comments to the Corporation on the Prospectus;

(vii)	deliver to the Investor and the underwriters for an underwritten offering or the agents for an agency offering, if any, without charge, as many copies of the Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the Prospectus or any amendment thereto by the Investor and the underwriters or agents, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto) and such other documents as the Investor may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

(viii)	use its commercially reasonable efforts to qualify, and cooperate with the Investor, the managing underwriter or managing agent, if any, and their respective counsel in connection with the qualification of such Registrable Securities for offer and sale in Canada in compliance with the applicable Canadian Securities Laws as any such Person, underwriter or agent reasonably requests in writing;

(ix)	in connection with any underwritten offering or agency offering, enter into customary agreements, including an underwriting agreement or agency agreement, as applicable, in accordance with Section 5.7, and furnish to the underwriters or agents and the Investor, among other things:

(A)	an opinion of counsel representing the Corporation for the purposes of such registration, addressed to the underwriters or agents and to the Investor, in form and substance as is customarily given by company counsel to the underwriters in an underwritten public offering or agents in an agency public offering; and

(B)	a “comfort letter” dated such date from the independent public accountants retained by the Corporation, addressed to the underwriters or agents and to the Investor, in form and substance as is customarily given in an underwritten or agency public offering, as applicable, provided that the Investor has made such representations and furnished such undertakings as the independent public accountants may reasonably require;

(x)	as promptly as practicable after filing with the Canadian Securities Authorities any document which is incorporated by reference into the Prospectus, provide copies of such document to counsel for the Investor and to the managing underwriters or managing agents, if any;

(xi)	use its commercially reasonable efforts to obtain a customary legal opinion addressed to the Investor;

(xii)	provide a CUSIP number for all Registrable Securities, not later than the closing date of the offering;

(xiii)	make reasonably available its employees and personnel for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters or agents (taking into account the needs of the Corporation’s businesses and the requirements of the marketing process) in the marketing of Registrable Securities in any underwritten or agency offering;

(xiv)	promptly prior to the filing of any document which is to be incorporated by reference into the Prospectus, provide copies of such document to counsel for the Investor and to each lead underwriter or lead agent, if any, and make the Corporation’s representatives reasonably available for discussion of such document and make such changes in such document concerning the Investor prior to the filing thereof as counsel for the Investor or underwriters or agents may reasonably request;

(xv)	cooperate with the Investor and the lead underwriter or lead agent, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the underwriters or agents or, if not an underwritten or agency offering, in accordance with the instructions of the sellers of Registrable Securities at least three (3) Business Days prior to any sale of Registrable Securities and instruct any transfer agent and registrar of Registrable Securities to release any stop transfer orders in respect thereof;

(xvi)	take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities; and

(xvii)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Investor under this Agreement.

(b)	The Corporation may require the Investor, as to which any Registration is being effected, to furnish to the Corporation such information regarding the Distribution of such securities and such other information relating to such Person and its ownership of Registrable Securities as the Corporation may from time to time reasonably request in writing. The Investor agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement. The Investor shall notify the Corporation immediately upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made.